UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on August 11, 2026, entitled “Equinor ASA: Share buy-back – third tranche for 2026”.

Equinor ASA: Share buy-back – third tranche for 2026

Please see below information about transactions made under the third tranche of the 2026 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the buy-back tranche was announced: 22 July 2026.

The duration of the buy-back tranche: 23 July to no later than 26 October 2026.

Further information on the tranche can be found in the stock market announcement on its commencement dated 22 July 2026, available here: https://newsweb.oslobors.no/message/678529

From 3 August to 7 August 2026, Equinor ASA has purchased a total of 729,372 own shares at an average price of NOK 376.1263 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Daily weighted average share price (NOK)	Total daily transaction value (NOK)

3 August	OSE	140,000	379.9362	53,191,068.00
	CEUX
	TQEX

4 August	OSE	139,635	382.2140	53,370,451.89
	CEUX
	TQEX

5 August	OSE	155,000	375.7136	58,235,608.00
	CEUX
	TQEX

6 August	OSE	150,000	370.7563	55,613,445.00
	CEUX
	TQEX

7 August	OSE	144,737	372.5750	53,925,387.78
	CEUX
	TQEX

Total for the period	OSE	729,372	376.1263	274,335,960.67
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	880,000	384.5493	338,403,385.00
	CEUX
	TQEX
	Total	880,000	384.5493	338,403,385.00

Total buy-backs under the tranche (accumulated)	OSE	1,609,372	380.7320	612,739,345.67
	CEUX
	TQEX
	Total	1,609,372	380.7320	612,739,345.67

Following completion of the above transactions, Equinor ASA owns a total of 15,865,147 own shares, corresponding to 0.66% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 5,144,347 own shares, corresponding to 0.22% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix: A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: August 11, 2026	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer